

Mail Stop 3010                                                    March 29, 2010

Joseph J. Bianco
Chairman and Chief Executive Officer
Florham Consulting Corp.
845 Third Avenue
6<sup>th</sup> Floor
New York, NY 10022

      **Re:    Florham Consulting Corp.**
              **Preliminary Information Statement on Schedule 14C**
              **Supplemental Response**
              **File No. 000-52634**
              **Filed March 16, 2010**

Dear Mr. Bianco:

      This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

General

1.     We note your response to comment 1 of our letter dated February 24, 2010.  In response to our comment, you state that shareholder approval of the Reverse Merger was not required under the laws of the State of Delaware.  Please provide a legal analysis that includes citations to the statutory provisions you are relying on to support this statement.

2.     We note your response to comment 2 of our letter.  Please note that we are considering your response and may have further comments.

3.     We note your response to comment 3 of our letter.  Please note that we must review this information and we may have additional comments.

4.     We note your response to comment 4 of our letter.  Please note that we must review this information and we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3233.

Sincerely,

Tom Kluck
Legal Branch Chief

cc:   Eric Pinero, Esq. (*via facsimile*)